PETROBRAS ARGENTINA S.A.

Buenos Aires, August 31 2016

Messrs.

BOLSA DE COMERCIO

DE BUENOS AIRES

Att.

Dr. Roberto Chiaramoni

Ref.: Your Note 195.674

Dear Sir:

Regarding your note, we inform you that the resignation of Mr Marcelo Pedro Blanco to his position as Regular Director, accepted by the Company´s Board of Directors at the meeting held on August 26, 2016, is based on personal reasons.

Sincerely yours,

Victoria Hitce

Market Relations